Exhibit 99.134

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 14, 2013 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and twelve months ended September 30, 2013, the annual audited financial statements for the year-ended September 30, 2012.

On November 5, 2013, the Company announced the change in its fiscal year end from September 30 to December 31, effective as of December 31, 2013. Accordingly, for the 2013 fiscal reporting year, the Company will report audited consolidated financial statements for the 15 month period ending December 31, 2013, with comparative figures for the twelve month period ended September 30, 2012. The financial statements for the twelve months ended September 30, 2013 are unaudited. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, and Annual Information Form are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (“EFHC”), White Canyon Uranium Limited (“White Canyon”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”) and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information" and “forward-looking statements”, under applicable securities laws concerning the business, operations, financial performance and condition of Energy Fuels.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", “is likely”, "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “have the potential to”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Energy Fuels to be materially different from those expressed or implied by such forward-looking statements. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Energy Fuels’ mineral reserves and mineral resources; estimates regarding Energy Fuels’ uranium and vanadium production levels and sales volumes; success of the Company’s mining and/or milling operations; success of the Company’s permitting efforts; the availability of alternate feed materials for processing; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; global growth in and/or attitudes towards nuclear energy; possible impacts of litigation and regulatory actions on Energy Fuels; exploration, development and expansion plans and objectives; Energy Fuels’ expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Energy Fuels’ actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading "Risk Factors" in Energy Fuels’ MD&A for the year ended September 30, 2012, dated December 20, 2012, and in Energy Fuels’ Annual Information Form dated December 20, 2012 available at www.sedar.com, as well as the following: global financial conditions, the market price of Energy Fuels’ securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company’s production process; uncertainties associated with estimating mineral reserves, mineral resources and production; uncertainty as to reclamation and decommissioning liabilities; unanticipated changes in collateral requirements for surety bonds; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Energy Fuels to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners and joint venturers, and the adequacy of insurance coverage.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Energy Fuels’ expectations, except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SHARE CONSOLIDATION

Effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share (See Results of Operations – Share Consolidation and Pursuit of Listing on Major US Exchange). All share amounts in this MD&A are shown on a pre-consolidation basis, followed by the post consolidation amount in parentheses. All per share amounts are shown on a post-consolidation basis.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended September 30, 2013 are:

	Sept 30	June 30	Mar 31 *	Dec 31 *
	2013	2013	2013	2012
$000, except per share data	$	$	$	$
Total revenues	24,504	4,954	34,087	8,927
Net Income (loss)	(70,472)	(5,532)	(5,903)	(2,043)
Basic & diluted net income (loss) per share (1)	(4.30)	(1.27)	(0.42)	(0.15)

	Sept 30 *	June 30 *	Mar 31	Dec 31
	2012	2012	2012	2011
$000, except per share data	$	$	$	$
Total revenues	25,028	-	-	-
Net Income (loss)	(19,160)	23,697	(2,414)	(589)
Basic & diluted net income (loss) per share (1)	(1.41)	5.42	(0.87)	(0.24)

* Adjusted as a result of the finalization of the purchase allocation of Denison Mines Holdings Corp. (“DMHC”) in June 2013.
(1)

Subsequent to September 30, 2013, the Company’s shareholders approved a share consolidation on the basis of 50 pre- consolidation common shares for each one post-consolidation common share. Accordingly, the calculation of basic and diluted earnings per share reflect share amounts subsequent to the share consolidation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS

General

The Company recorded a net loss of $70.47 million or $4.30 per share for the three months ended September 30, 2013, compared to a net loss of $19.16 million or $1.41 per share for the same period in 2012. The Company recorded an impairment loss of $61.55 million in the three months ended September 30, 2013 and recorded an impairment loss of $12.06 million in the same period in 2012.

For the 12 months ended September 30, 2013, the Company recorded a net loss of $83.95 million, which included an impairment loss of $61.55 million or $5.76 per share, compared to net income of $1.53 million or $0.13 per share for the same period in 2012, which included a $40.63 million gain on the bargain purchase associated with the June 2012 acquisition of Denison Mines Corp.’s (“Denison’s”) mining assets and operations located in the United States (the “Denison US Mining Division”) partially offset by a $24.02 million impairment related to property, plant and equipment.

Revenues

Revenues for the three months ended September 30, 2013 totaled $24.50 million (September 30, 2012 – $25.03 million), which included the sale of 256,667 pounds of U3O8 pursuant to term contracts at an average price of $55.83 per pound, the sale of 200,000 pounds of U3O8 to an existing term contract customer at a price of $40.25 per pound, the sale of 156,447 pounds of V2O5 at an average price of $5.53 per pound, the sale of 105,232 pounds of ferro vanadium at an average price of $11.40 per pound and $0.06 million from other services. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its long-term contract deliveries in the years 2015 through 2017 to this customer.

Revenues for the 12 months ended September 30, 2013 totaled $72.47 million (September 30, 2012 – $25.03 million), which included the sale of 956,668 pounds of U3O8 pursuant to term contracts at an average price of $56.47 per pound, the sale of 40,000 pounds of U3O8 on the spot market at an average price of $41.50, the sale of 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25per pound, the sale of 1,321,116 pounds of V2O5 at an average price of $5.50 per pound, the sale of 105,232 pounds of ferro vanadium at an average price of $11.40 per pound and $0.30 million from other services. The Company’s revenues are largely based on delivery schedules for long-term contracts which can vary from quarter to quarter. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its long-term contract deliveries in the years 2015 through 2017 to this customer.

Operating Expenses

Milling and Mining Expenses

During the three months ended September 30, 2013, the Company processed only alternate feed materials, which totaled 180,000 pounds of U3O8. There was no production of V2O5. For the 12 months ended September 30, 2013, uranium production totaled 1,210,000 pounds of U3O8, including 345,000 pounds from alternate feed materials, and vanadium production totaled 1,537,000 pounds of V2O5.

Cost of goods sold for the three months ended September 30, 2013 totaled $21.88 million, which consisted of $18.19 million of mining and milling production costs, $3.09 million of depreciation and amortization and impairment of inventories of $0.60 million. Cost of goods sold for the 12 months ended September 30, 2013 totaled $66.17 million, which consisted of $55.92 million of mining and milling production costs, $7.69 million of depreciation and amortization and impairment of inventories of $2.56 million.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mineral Property Exploration, Evaluation and Development

Energy Fuels is also engaged in uranium exploration and development on its properties in the U.S. Exploration, evaluation, permitting and development expenditures totaled $3.63 million for the three months ended September 30, 2013 and $18.08 million for the 12 months ended September 30, 2013, compared with $5.46 million and $7.08 million for the three and 12 months ended September 30, 2012, respectively. The majority of the development expenditures for the period ended September 30, 2013 were for development activities at the Canyon and Pinenut mines in Arizona, and the evaluation and permitting expenditures were primarily for the Sheep Mountain project in Wyoming.

Selling, General and Administrative

Selling, general and administrative expenses totaled $8.19 million for the three months ended September 30, 2013, and $20.91 million for the 12 months ended September 30, 2013, compared to $7.13 million and $11.44 million for the three and 12 months ended September 30, 2012, respectively. The increases in selling, general and administrative expenses were primarily due to the June 29, 2012 acquisition of the Denison US Mining Division, recognition of termination costs of certain Strathmore employees, and the additional costs related to the uranium sales contract amortization expense. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures. Selling expenses for the three months and 12 months ended September 30, 2013 totaled $0.09 million and $1.24 million, respectively. Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of the Denison US Mining Division totaled $2.12 million and $6.14 million, respectively. Included in the amortization expense of the intangible asset for the three months and 12 months ended September 30, 2013, was a $0.82 million expense related to the 200,000 pound sale of U3O8 to an existing term contract customer. This sale was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its future long-term contract deliveries in the years 2015 through 2017 to this customer.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on care and maintenance in the first quarter of FY-2013 as a result of current market conditions and because the Company is able to fulfill its short-term contractual uranium delivery requirements utilizing its existing uranium concentrate inventories, and production from its existing stockpiles of ore, producing mines in Arizona and alternate feed materials. Costs related to the care and maintenance of these and other standby mines, totaled $0.90 million and $4.57 million for the three and 12 months ended September 30, 2013, respectively.

Other Income and Expenses

Finance expense totaled $1.75 million for the three months ended September 30, 2013 and $2.33 million for the 12 months ended September 30, 2013 and consists of interest expense incurred on the convertible debentures of $0.47 million and $1.92 million, accretion expense related to the decommissioning liability of $0.09 million and $0.33 million, a change in the mark-to-market values of convertible debentures and marketable securities of $1.30 million and $0.85 million, partially offset by interest income of $0.10 million and $0.56 million and a gain on foreign exchange of nil and $0.21 million, respectively.

Finance expense totaled $0.17 million for the three months ended September 30, 2012 and $1.87 million for the 12 months ended September 30, 2012 and consists of interest expense incurred on the convertible debentures of $0.38 million and $0.46 million, accretion expense related to the decommissioning liability of $0.11 million and $0.11 million, a change in the mark-to-market values of marketable securities of $0.30 million and $1.79 million and a loss on foreign exchange of $0.14 million and $0.30 million, partially offset by interest income of $0.17 million and $0.18 million, and a change in value of convertible debentures of $0.60 million and $0.60 million, respectively.

Impairment of property, plant and equipment

During the period ended September 30, 2013, as a result of the drop in the U3O8 spot price from July 1, 2013 through September 30, 2013 and a 10% drop in the long-term price in September 2013 as well as the Company’s expectation to place the Pinenut mine on stand-by in July 2014, the Company tested its plant, property and equipment for impairment. The Company estimated the fair value of its mill and mines using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the fair value less costs to sell the mill, mineral properties and other property, plant and equipment, except those acquired from Strathmore and the Company’s Sheep Mountain project in Wyoming, were in-excess of their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $60.26 million.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Acquisition of Strathmore Minerals

On August 30, 2013, Energy Fuels acquired, by way of a plan of arrangement (the “Arrangement”), all of the issued and outstanding shares of Strathmore Minerals Corp. ("Strathmore"). Under the Arrangement, Strathmore shareholders received 1.47 common shares (0.0294 on a post-consolidation basis) of Energy Fuels for each common share of Strathmore held. In total, Energy Fuels issued 183,269,744 common shares (3,665,395 on a post-consolidation basis) plus 3,151,194 EFI common shares (63,024 on a post-consolidation basis) for replacement of Strathmore’s restricted share units under the Arrangement. Haywood Securities Inc. and Dundee Securities Ltd. acted as joint financial advisors to Energy Fuels and its board of directors, and Haywood Securities Inc. has provided an opinion that, as of the date of the Arrangement Agreement and subject to certain assumptions, limitations and qualifications set out in the opinion, the exchange ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction was fair, from a financial point of view to Energy Fuels.

Effective as of the closing of the Transaction, Energy Fuels increased the size of its board of directors to eleven (11) directors. Steven Khan, the former President and a Director of Strathmore, and Eun Ho Cheong, the Vice President Overseas Resources Project Development for Korea Electric Power Corporation (“KEPCO”) were appointed as directors.

The Transaction enabled Energy Fuels to acquire the following key projects: a 60% interest in the Roca Honda Project (which is held in a joint venture with affiliates of Sumitomo Corporation of Japan); the Gas Hills Project in central Wyoming, the Juniper Ridge uranium project, located in south central Wyoming; and, the Copper King gold/copper project located in southeast Wyoming.

The Company acquired a subsidiary of Strathmore (Roca Honda Resources LLC through Strathmore Resources (US) Ltd.) which holds a 60% interest in the Roca Honda Project (which is held in a joint venture with affiliates of Sumitomo Corporation of Japan). The Roca Honda Project is one of the largest and highest grade uranium development projects in the United States. An NI 43-101 Preliminary Economic Analysis (“PEA”) was prepared by Roscoe Postle Associates for the Roca Honda Project in August 2012, which can be found on SEDAR. The report estimates that the project contains 2.08 million tons of measured and indicated mineral resources with an average grade of 0.404% U3O8 containing 16.8 million lbs. of U3O8. In addition, the report estimates that the project contains another 1.45 million tons of inferred mineral resources with an average grade of 0.411% U3O8 containing 11.9 million lbs. of U3O8. The PEA also shows attractive project economics including a nine year mine life, estimated operating costs of $24/lb. and annual production of 2.6 million lbs. of U3O8 per year. The Company believes that significant synergies could be achieved by trucking resources from Roca Honda to the Company’s White Mesa mill near Blanding, Utah, rather than constructing a new mill in New Mexico.

Strathmore had previously been permitting and developing the Gas Hills Project in a strategic venture with KEPCO. The Company believes that synergies can be achieved by combining aspects of the Gas Hills Project with the Company’s Sheep Mountain Project, located only 28 miles away. An NI 43-101 Technical Report for the Gas Hills Project was prepared by Chlumsky, Armbrust & Meyer LLC in March 2013. The report estimates that the project contains 2.3 million tons of indicated mineral resources with an average grade of 0.13% U3O8 containing 5.4 million lbs. of U3O8. In addition the report estimates that the project contains another 3.9 million tons of inferred mineral resources with an average grade of 0.07% U3O8 containing 5.5 million lbs. of U3O8.

The Company is evaluating developing the Juniper Ridge project as a stand-alone uranium project or part of a regional uranium project with the Sheep Mountain and/or Gas Hills projects. An NI 43-101 Technical Report for the Juniper Ridge Project was prepared by BRS Engineering Inc. in February 2012. The report estimates that the project contains 4.1 million tons of indicated mineral resources with an average grade of 0.063% U3O8 containing 5.2 million lbs. of U3O8.

The Company is evaluating the sale or joint venture of its non-core Copper King gold/copper project. An NI 43-101 Technical Report on the Copper King project was prepared by Mine Development Associates in August 2012. The report estimates that the project contains 59.75 million tons of measured and indicated mineral resources with average grades of 0.015 oz/ton Au and 0.187% Cu containing 926,000 oz. of Au and 223 million lbs. of Cu. The report also estimates that the project contains 15.62 million tons of inferred mineral resources with average grades of 0.011 oz/ton Au and 0.20% Cu containing 174.000 oz of Au and 62.53 million lbs. Cu.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Completion of Cdn$6.6 Million Bought Deal Private Placement

On June 13, 2013, the Company announced the completion of a Cdn$6.6 million bought deal private placement of units of the Company (“Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 47,380,791 Units (947,616 on a post-consolidation basis) were issued at a price of Cdn$0.14 per Unit (Cdn$7.00 on a post-consolidation basis) for total gross proceeds of Cdn$6.6 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn$0.19 (Cdn$9.50 on a post-consolidation basis) at any time until June 15, 2015.

Share Consolidation and Pursuit of Listing on Major US Exchange

In order to facilitate a listing of the Company’s common shares on a recognized US stock exchange, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation shares for each post-consolidation share. Approval of the consolidation was provided by the shareholders of the Company at a special meeting of shareholders held on October 30, 2013 The common shares of Energy Fuels began trading on the Toronto Stock Exchange on a post-consolidated basis on November 5, 2015.

On November 5, 2013, the Company submitted an application to list its common shares on a recognized US stock exchange. The Company believes that such a listing will provide better access to US institutional and retail investors, increased trading liquidity in terms of value traded, decreased shareholder transaction costs, decreased share price volatility, and highlight the Company’s strategic position within the United States.

Completion of Cdn$5.0 million Bought Deal

On October 16, 2013, Energy Fuels completed a bought deal public offering (“Offering”) of 31,250,000 common shares (625,000 on a post-consolidation basis) at a price of Cdn$0.16 per share (Cdn$8.00 on a post-consolidation basis) for aggregate gross proceeds of $5.0 million. The Offering was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters led by Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (the “Underwriters”). The Underwriters were granted the option to purchase up to an additional 15% of the Offering, exerciseable in whole or in part at any time up to 30 days after the closing date. In addition, 1,548,125 compensation warrants (30,963 on a post-consolidation basis) were issued to the Underwriters. The Company intends to utilize the net proceeds of the Offering for continued exploration and development of the Company’s Roca Honda, Sheep Mountain, Gas Hills and Juniper Ridge mineral properties, the identification and evaluation of future potential mineral property acquisitions and for working capital and general corporate purposes.

Change of Fiscal Year End

The Company changed its fiscal year end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. The Company expects to report its annual audited results for the 15 month period ended December 31, 2013 on or before March 31, 2014. The Company’s annual 2013 results will include the period beginning on October 1, 2012 and ending on December 31, 2013.

Decision to Place Shaft Sinking Activities on Standby at the Canyon Mine

On November 4, 2013, the Company placed shaft sinking activities on standby at the Canyon mine, due to market conditions, and to simplify and lessen the expense of current litigation at the mine. As a result of this decision, the Company agreed to maintain such activities on standby until the earlier of a decision by the Arizona District Court on the merits of the current litigation at the Canyon mine or December 31, 2014. See “Contingencies – Legal Matters”, below.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Outlook for the three months ended December 31, 2013 and the Fiscal Year Ended December 31, 2014 (“FY-2014”)

General

Since July 1, 2013, the spot price of uranium has dropped from $39.65 per lb. to its current price of $35.35 per lb., and the long term price has dropped from $57.00 per lb. to $50.00 per pound. Energy Fuels believes that the current price of U3O8 is below the average economic cost to produce U3O8 from currently operating uranium mines around the world, and is clearly well below the average economic cost to develop and produce from new uranium mines which will be required to fuel the projected growth in nuclear power plants globally. This drop in uranium prices has adversely impacted uranium production and development plans globally. As a result, Energy Fuels expects a very meaningful increase in the spot price in the future as medium- to long-term demand fundamentals remain strong, while the supply required to fulfill this demand is generally constrained in the current uranium price environment.

Energy Fuels has U3O8 term supply contracts in place with average realized sales prices projected to be $58.42 per pound U3O8 in FY-2014. This represents a 65% premium to the current spot price of $35.35 per pound. In addition, as of September 30, 2013, Energy Fuels holds 426,000 pounds of U3O8 in its inventory. The Company is also able to purchase U3O8 in the spot market for sale into one of these contracts, which, along with Energy Fuels’ significant U3O8 inventories, provides the Company with operational flexibility with respect to how it can meet its contract delivery requirements. The Company intends to make spot purchases for delivery under that contract, which will enable the Company to reduce its required near-term U3O8 production. This will allow the Company to place its Pinenut mine on stand-by in July 2014 and to discontinue current U3O8 production at the White Mesa Mill beginning in August 2014 until the latter half of 2015, at which time the Mill is expected to re-commence processing alternate feed materials.

This strategy of replacing produced U3O8 with purchased U3O8 for deliveries under this particular contract creates value for Energy Fuels by positioning the Company to purchase U3O8 at prices lower than its production cost. This strategy will also extend the life of mine plan at the Pinenut mine into the future by preserving its U3O8 resources, reduce operational risk associated with production operations and enable the Company to implement significant cost cutting measures.

At the same time, Energy Fuels will continue to position itself to realize the economic benefits of anticipated improvements in the price of U3O8, through select development and permitting expenditures and care and maintenance activities. Energy Fuels has a number of projects with large U3O8 resources including the Henry Mountains complex and the Roca Honda uranium project which, in a higher U3O8 price environment, have the potential to provide large, base-load quantities of resource that could enable the White Mesa Mill to produce U3O8 with greater operating efficiency. In addition, the Company has extensive U3O8 resources in Wyoming for which it is evaluating a co-development strategy that it hopes will result in a second large, stand-alone production center. The Company intends to continue permitting activities on all of these projects.

The Company intends to closely monitor U3O8 prices and may change operating plans under actual or expected market conditions, as necessary. Accordingly, the outlook provided herein may differ materially from actual results.

Sales

The Company does not have any uranium deliveries scheduled during the three months ended December 31, 2013, and therefore does not expect any sales during the quarter.

The Company forecasts FY-2014 sales to be approximately 800,000 pounds of U3O8 all of which will be sold into existing long-term contracts and of which 300,000 pounds is expected to be purchased in the spot market as opposed to being produced at the White Mesa Mill. Energy Fuels expects to earn an average realized price of $58.42 per pound of U3O8 during FY-2014. This average realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices as a result of minimum floor prices within the Company's contract portfolio. Also, one contract has no ceiling price. The other two contracts have certain ceiling prices which begin to take effect if either the spot or long-term prices exceed $90.00 per pound for one of the contracts, and if the long term price exceeds $120.00 per pound for the other contract. This would allow the Company to capture a significant portion of any significant improvements in price over the remaining terms of these contracts.

Production

The Company expects to produce approximately 100,000 pounds of U3O8 during the three months ended December 31, 2013 from alternate feed sources.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company expects to produce approximately 400,000 to 500,000 pounds of U3O8 during FY-2014 from both conventional ore (250,000 to 350,000 pounds) and alternate feed sources (approximately 150,000 pounds). Conventional ore processing is expected to resume in the second quarter of FY-2014 to process ore mined through the middle of FY-2014 from the Arizona 1 and Pinenut mines.

Mining at the Arizona 1 and Pinenut mines is expected to continue during the three months ended December 31, 2013. Subject to the results of additional underground drilling, mining at the Arizona 1 mine is expected to cease in early FY-2014 due to the depletion of its known resources. Mining at the Pinenut mine is expected to continue into the middle of FY-2014, at which point the mine is expected to be placed on care and maintenance. Re-starting mining activities at Pinenut would be evaluated in the context of business and market conditions, including the U3O8 price environment.

Development Activities

During the three months ended December 31, 2013 the Company expects permitting activities to total approximately $0.6 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects. During FY-2014, the Company expects permitting activities to total approximately $1.3 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $12.40 million at September 30, 2013 compared with $13.66 million at September 30, 2012. The decrease of $1.26 million was due to cash provided by operations of $7.03 million, cash used in investing activities of $12.26 million, and cash provided in financing activities of $4.13 million. As at September 30, 2013, the Company’s working capital is $32.50 million compared with $41.93 million at September 30, 2012.

The Company`s revenues can vary significantly on a quarterly basis as a result of the timing of deliveries pursuant to its uranium term supply contracts. During the quarter ended September 30, 2013, the Company sold 456,667 pounds of U3O8, of which 256,667 pounds were sales pursuant to term supply contracts. In addition, the Company uses significantly more cash when the White Mesa Mill is processing conventional ore. During the three months ended September 30, 2013 the Company did not process any conventional ore. During the 12 months ended September 30, 2013 the Company produced 865,000 pounds of U3O8 from conventional ore. The Company will primarily manage its liquidity by appropriately managing uranium concentrate inventories and conventional ore processing schedules in the following manner: (1) to provide the Company access to sufficient uranium concentrates required for deliveries pursuant to its term supply contracts, and (2) to generate sufficient cash from concentrate sales in a timely fashion such that it has sufficient cash on-hand for the higher expenditures required when conventional ore is processed at the White Mesa Mill.

Uranium concentrate inventory was 426,000 pounds U3O8 at September 30, 2013. Based on spot market prices at September 30, 2013, this inventory has a value of $14.9 million (although the Company has no intention of selling such uranium concentrates on the spot market). At September 30, 2013, a total of 7,300 tons of conventional ore was stockpiled at the mill containing approximately 73,000 pounds of U3O8. The Company also had approximately 189,000 pounds of U3O8 contained in alternate feed material stockpiled at the mill at September 30, 2013.

Net cash provided by operating activities during the three months ended September 30, 2013 totaled $5.05 million, and was comprised of the net loss for the period of $70.47 million, adjusted for non-cash items, and a decrease in non-cash working capital.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Net cash used in investing activities during the three months ended September 30, 2013 totaled $0.63 million, and was comprised of expenditures for property, plant and equipment of $3.22 million including the start of the commercial operation of the Pinenut mine in July, exploration and evaluation activities of $0.87 million primarily on the Canyon and Sheep Mountain projects, partially offset by receipt of cash from the Strathmore acquisition, and $1.75 million of surety collateral that was returned to the Company.

Net cash provided by financing activities during the three months ended September 30, 2013 was nil.

Contingencies

Legal matters

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), entered into a fixed price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. The performance by KGL of its obligations under this contract is under dispute. In the dispute: (a) EFRI seeks approximately $3.25 million in damages from KGL, including project completion costs as well as indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL seeks payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI and foregone profits and to enforce its lien against the Mill property; and (c) both parties seek pre-judgment interest, attorney fees and costs. The parties have agreed to settle this matter in binding arbitration, which is currently underway. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison has agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration.

On April 25, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. On May 24, 2013, Sheep Mountain Alliance (“SMA”) and Rocky Mountain Wild “RMW”), two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. On July 5, 2013, the Company and CDPHE filed motions to dismiss a majority of the claims of SMA and RMW. On September 9, 2013, the court denied CDPHE’s motion to dismiss, and on September 16, 2013, the court denied Energy Fuels’ motion to dismiss. At this time, the Company and CDPHE are awaiting the Plaintiffs designation of the record for review. Once the record is designated, a briefing schedule will be agreed to by the parties, and briefing will commence, with the Plaintiffs filing the opening briefs.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

On January 11, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination located in the shallow aquifer at the Company’s White Mesa Mill site. This challenge is currently being evaluated by UDEQ and the Company, and may involve the appointment by UDEQ of an Administrative Law Judge to hear this matter under Utah administrative procedures. If appointed, the Administrative Law Judge will set a schedule for further proceedings which will involve a hearing to resolve the challenge. After the hearing, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs seek injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. On April 11, 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. On April 15, 2013, the Company’s subsidiaries, EFRI and EFR Arizona Strip LLC filed an Unopposed Motion to Intervene, which was granted by the District Court on April 17, 2013. On June 13, 2013, the USFS filed a Motion to Dismiss all but one of the Plaintiffs claims for lack of subject matter jurisdiction. The Company did not join in this Motion. The Motion to Dismiss briefing is not completed, and the District Court has not scheduled a date for a hearing on this Motion. The USFS and the Company are not required to file their Answers until the District Court issues a decision on the Motion to Dismiss. On September 9, 2013 the District Court issued its order against the Plaintiffs and in favor of the USFS and the Company, denying the Motion for Preliminary Injunction. On October 2, 2013 Plaintiffs appealed the District Court’s Order denying the Motion for Preliminary Injunction to the 9th Circuit Court of Appeals (the “Court of Appeals”), and on October 21 and 22, 2013 filed two Emergency Motions for an Injunction Pending Appeal with the Court of Appeals. On November 5, 2013, the Company decided to place shaft sinking operations on standby at the Canyon Mine, due to current market conditions, and to simplify and lessen the expense of the current litigation at the mine. On that same day, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014. In return, Plaintiffs agreed to stay their appeal of the District Court’s denial of their Motion for Preliminary Injunction in the Court of Appeals, and the emergency motions related thereto. To effectuate this agreement, on November 5, 2013, the Company, USFS, and the Plaintiffs filed a joint motion with the District Court seeking an order adopting and approving the stipulated agreement. That order was granted by the District Court on November 6, 2013, and the Court of Appeals stayed Plaintiffs’ appeal and emergency motions on November 7, 2013. If the Plaintiffs are successful on the merits, the Company may be required to maintain activities at the mine on standby for longer than otherwise planned, pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company has not engaged in any transactions with related parties during the period.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future it intends to reinvest cash from operations to fund future growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At November 13, 2013, there were 981,110,441 common shares (19,622,209 on a post-consolidation basis) issued and outstanding, of which 1,046,067 (20,291 on a post-consolidation basis) were acquired by the Company pursuant to the Titan Uranium Inc. acquisition and are treated as treasury stock. In addition, the Company has 57,018,461 warrants (1,140,370 on a post-consolidation basis) issued and outstanding to purchase a total of 57,018,461 common shares (1,140,370 on a post-consolidation basis), and 46,369,550 stock options (927,391 on a post-consolidation basis) outstanding to purchase a total of 46,369,550 common shares (927,391 on a post-consolidation basis) for a total of 1,084,498,452 common shares (21,689,970 on a post-consolidation basis) on a fully-diluted basis. In addition, at November 13, 2013, there were 22,000 Debentures outstanding, convertible into a total of 73,333,334 common shares (1,466,667 on a post-consolidation basis) at a price of $0.30 per common share ($15.00 on a post-consolidation basis).

NON-IFRS MEASURES

In June 2013, the Company completed the milling of all of its conventional ore that had been mined through that date and began processing at a substantially reduced rate of production and only processed alternate feed. Total production for the quarter ended September 30, 2013 was approximately 180,000 pounds and will decrease to approximately 100,000 pounds in the quarter ended December 31, 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Twelve Months Ended September 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Previously the Company has calculated and disclosed the cost of production per pound of U3O8 and adjusted cost of production per pound of U3O8 which are non-IFRS measures. The substantially reduced level of production along with the production coming only from alternate feed materials has resulted in these measures no longer being useful to the Company in assessing the performance of its uranium production business at the White Mesa Mill and, accordingly, will no longer be presented. Once the Company returns to full mining and milling operations at appropriate levels of production the Company will re-assess these and other measures of performance and, if warranted, disclose such key measures of performance.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. They are assisted in this responsibility by the Company’s management team. The Chief Executive Officer and Chief Financial Officer after evaluating the design effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at September 30, 2013 have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company and its subsidiaries would have been known to them and are appropriately designed.

During the period ended September 30, 2013, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.